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                                                                  Exhibit (c)(4)

August 28, 2000

Steve Waite
The Windsor Corporation
6430 South Quebec
Englewood, Colorado 80111

RE:  Partial Interest Valuations

Dear Mr. Waite:

     At your request, we have performed a survey to determine the applicable valuation procedures for an undivided partial interest in a manufactured home community. For a real estate interest, the appropriate discount will vary based on property size, location and percentage ownership. In our opinion, as of August 28, 2000, an average discount of 25% would be appropriate for the valuation of a minority interest.

     Our conclusion is premised on the Assumptions and Limiting Conditions as cited in our attached report, as well as the facts and circumstances as of the valuation date. This appraisal has been prepared in accordance with the "Uniform Standards of Professional Appraisal Practice" (USPAP) as published by the Appraisal Standard Board of the Appraisal Foundation. This appraisal assignment was not based on a requested minimum value, specific value, or the approval of a loan. The intended user of this report is The Windsor Corporation.

     This is a Summary Appraisal, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice for Summary Appraisal Reports. This report represents only summary discussions of the data, reasoning, and analyses employed in the appraisal process toward the development of our opinion of value. Supporting documentation has been retained in our files.

     We appreciate this opportunity to be of service to you. If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ John H. Whitcomb
--------------------
John H. Whitcomb, MAI, CCIM
St. Cert. Gen. REA #0001234
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PURPOSE AND FUNCTION OF THE APPRAISAL
-------------------------------------

     The purpose of the appraisal is to express our opinion of the applicable valuation procedures for an undivided partial interest in a manufactured home community, as of August 28, 2000. The information, opinions, and conclusions contained in this report have been prepared as a basis for management planning. The intended user of this report is The Windsor Corporation.

EXTENT OF CONFIRMING, COLLECTING AND REPORTING DATA
---------------------------------------------------

     This assignment encompasses providing an opinion to determine the applicable valuation procedures for an undivided partial interest in a manufactured home community. We surveyed brokers and owners known to us in an attempt to find sales of partial interests, but these sources were unable to provide us with any arm's length transactions. We have also studied numerous articles and treatises relating to partial interest valuations, which generally point to a discount for a minority interest, but fail to provide any meaningful empirical data to support this position. We also consulted The Partnership Spectrum, a clearinghouse for information on partnership issues.
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                                                                               3

PARTIAL INTEREST VALUATION
--------------------------

     While there is little empirical data to support the valuation of a partial interest, it is clear from our research and published articles that some discount for a partial interest is appropriate.

     We surveyed brokers and owners known to us in an attempt to find sales of partial interests, but these sources were unable to provide us with any arm's length transactions. In some cases, partners bought each other out based on the pro-rata value of the underlying property determined through third-party offers or appraisals. In other cases, partnerships were partitioned at the direction of the court and the properties were sold to the highest bidder. We have also studied numerous articles and treatises relating to partial interest valuations which generally point to a discount for a minority interest, but fail to provide any meaningful empirical data to support their position. In an article in the July 1997 Appraisal Journal titled Unsyndicated Partial Interest Discounting, by
                                   -----------------------------------------
Walter H. Humphrey and Bruce B. Humphrey, MAI, the authors cite illiquidity, lack of control, increased financing costs, cost of management, cash flows, legal costs and market uncertainties as factors to consider in determining whether a discount is appropriate in valuing a partial ownership interest in property.

     Partial interest discounts are used widely in valuations for federal tax purposes, particularly in estate tax valuations. These discounts are typically used by the IRS or determined by Tax Court. However, each case is different and little public data is available.

     A survey of real estate lenders indicated that a partial ownership interest in property would be difficult to finance unless the borrower provided some type of credit enhancement, since a lender would not want to be in the position of foreclosing on a partial ownership interest and be unable to control the entire property. This would limit financings to entities with significant financial strength.
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                                                                               4
Partial Interest Valuation

Partial Interest Discount
-------------------------

     As previously noted, there is limited information available on the sale of partial ownership interests in manufactured home communities. Therefore, we broadened our search to publicly traded partnerships to gauge the discount that would be applicable. We consulted The Partnership Spectrum published by Partnership Profiles, Inc. in May/June 2000. This issue documents 564 sales transactions of partnership interests compiled from nine secondary market firms. This study examined 87 publicly registered, but non-publicly-traded real estate partnerships. According to the study, the average price to value discount was 25%. As reported, the discount has dropped annually due to the overall improvement in the real estate market. The average discounts reported for various types of partnerships is as shown below.


       ===========================================================
               PARTNERSHIP            NUMBER OF         AVERAGE
                 CATEGORY           PARTNERSHIPS        DISCOUNT
       -----------------------------------------------------------
        Equity - Distributing,          24                24%
        Low or No Debt
       -----------------------------------------------------------
        Equity - Distributing,          18                26%
        Moderate to High Debt
       -----------------------------------------------------------
        Equity - Non-Distributing        9                35%
       -----------------------------------------------------------
        Undeveloped Land                 3                40%
       -----------------------------------------------------------
        Triple-Net-Lease                24                21%
       -----------------------------------------------------------
        Insured Mortgages                9                21%
       ===========================================================
       Source:  The Partnership Spectrum, May/June 2000.


     The discounts ranged from 21% to 40%. Typically, a lower discount indicated that there was lower perceived risk in the partnership. The insured mortgages category reflects an insured return while the triple-net-lease category typically reflects a credit tenant. The 18 partnerships that have a high level of debt financing reflect an average discount of 26% while the 24 that are either debt-free or have low to moderate debt reflect an average discount of 24%.

     The survey also details two (besides the two Windsor partnerships) distributing equity partnerships that invest exclusively in manufactured home communities. They are Uniprop MHC Income Fund I and Uniprop MHC Income Fund II. The average discounts reflected for sales of partnership interests were 45% and 38%, respectively. The Uniprop partnerships own a variety of manufactured home communities in different markets.

     The survey cites lack of control over when a partnership may be liquidated as one factor in determining appropriate discounts. This is an issue for undivided interests in real estate as well. A minority owner must have the financial wherewithal to purchase the majority owner's interest.
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                                                                               5

Partial Interest Valuation

Marketability, or lack thereof, is cited as another important factor in discounts for private partnerships. Limited secondary markets are available to owners of private partnership interests. This is the case for partial interests as well, as the number of potential buyers of minority interests would be limited. The lack of financing for partial interests is also a negative factor. Any buyer would have to provide credit enhancement or additional collateral to obtain financing. An owner of a partial interest could file a partition suit and the partner might be able to recoup the full value of the partial interest. However, an owner of a partial interest in property would have to be in a strong financial position to defend their interest.

Conclusion
----------

     The above factors point to the application of a discount in the valuation of partial ownership interests. As described above, discounts are prevalent in the sale of public partnership interests, ranging from as high as 40% for land partnerships. Based on our review, the two manufactured home community partnerships in the study exhibited discounts of 38% and 45% in connection with the sale of partnership interests. Some of the Uniprop partnerships' properties were in poor condition and located in poor markets. The partnerships may have also been affected by adverse terms of their respective partnership agreements or structures. Therefore, the average discount for a real estate interest would not be as high as the discounts for the partnership interests.

     For a real estate interest, the appropriate discount will vary based on property size, location and percentage ownership. In our opinion, an average discount of 25% would be appropriate for the valuation of a minority interest.
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                                                                               6

CERTIFICATION
-------------


I certify that, to the best of my knowledge and belief:

     .   The statements of fact in this report are true and correct.

     . The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial and unbiased professional analyses, opinions, and conclusions.

     . I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

     . I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

     . My engagement in this assignment was not contingent upon developing or reporting predetermined results.

     . My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

     . My analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

     . The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     . As of the date of this report, John H. Whitcomb, MAI, CCIM has completed the requirements under the continuing education program of the Appraisal Institute.

     . No one provided significant professional assistance to the person signing this report.

     . I am in compliance with the competency provisions of the Uniform Standards of professional Appraisal Practice of the Appraisal Foundation.

     . This appraisal assignment was not based on a requested minimum value, specific value, or the approval of a loan.


/s/ John H. Whitcomb
--------------------
John H. Whitcomb, MAI, CCIM
St. Cert. Gen. REA #0001234
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                                                                               7

ASSUMPTIONS AND LIMITING CONDITIONS
-----------------------------------

The primary assumptions and limiting conditions pertaining to the conclusion in this report are summarized below.

To the best of our knowledge and belief, the statements of facts contained in the appraisal report, upon which the analysis and conclusion expressed are based, are true and correct. Information, estimates and opinions furnished to us and contained in the report or utilized in the formation of the conclusion were obtained from sources considered reliable and believed to be true and correct. However, no representation, liability or warranty for the accuracy of such items is assumed by or imposed on us, and is subject to corrections, errors, omissions and withdrawal without notice.

The valuation may not be used in conjunction with any other appraisal or study. The conclusion stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose and party so identified in the Purpose and Function of the Report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be utilized by a third party for any purpose, without the written consent of Whitcomb Real Estate.

No change of any item in any of the appraisal report shall be made by anyone other than Whitcomb Real Estate and we shall have no responsibility for any such unauthorized change.

We are not required to give testimony or to be in attendance at any court or administrative proceeding with reference to the property appraised unless additional compensation is agreed to and prior arrangements have been made.

Unless specifically stated, the conclusion contained in the appraisal applies to the real estate only, and does not include personal property, machinery and equipment, trade fixtures, business value, goodwill or other non-realty items. Income tax considerations have not been included or valued unless so specified in the appraisal. We make no representations as to the value changes that may be attributed to such considerations.

Neither all nor any part of the contents of the report shall be disseminated or referred to the public through advertising, public relations, news or sales media, or any other public means of communication or referenced in any publication, including any private or public offerings including buy not limited to those filed with Securities and Exchange Commission or other governmental agency, without the prior written consent and approval of and review by Whitcomb Real Estate.

In completing the appraisal, it is understood and agreed that the report are not now intended, and will not be used in connection with a real estate syndication.

Good and marketable title to the interest being appraised is assumed. We are not qualified to render an "opinion of title," and no responsibility is assumed or accepted for matters of a legal nature affecting the property being appraised. No formal investigation of legal title was made, and we render no opinion as to ownership of the property or condition of its title.

Assumptions and Limiting Conditions                                            8

We take no responsibility for any events, conditions or circumstances affecting the subject property or its value, that take place subsequent to either the effective date of value cited in the appraisal or the date of our field inspection, which ever occurs first.

The estimates stated in this appraisal apply only to the effective dates stated in the report. Real estate is affected by many related and unrelated economic conditions within a local, regional, national and/or worldwide context, which might necessarily affect the prospective value of the subject property. We assume no liability for an unforeseen change in the economy, or at the subject property, if applicable.

We believe that the underlying assumptions and current conditions provide a reasonable basis for the value estimate stated in this appraisal. However, some assumptions or projections inevitably will not materialize and unanticipated events and circumstances may occur during the forecast period. These could include major changes in the economic environs; significant increases or decreases in current mortgage interest rates and/or terms or availability of financing altogether; property assessment; and/or major revisions in current state and/or federal tax or regulatory laws. Therefore, the actual results achieved during the projected holding period and investor requirements relative to anticipated annual returns and overall yields could vary from the projection. Thus, variations could be material and have an impact on the individual value conclusion stated herein.